Filed Pursuant to Rule 433
Registration No. 333-278551

Term Sheet dated May 12, 2026, supplementing
the Preliminary Prospectus Supplement dated
May 12, 2026

Final Term Sheet

ArcelorMittal

$1,000,000,000 5.375% Notes due May 19, 2036

This final term sheet dated May 12, 2026, relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 12, 2026, and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal
Offering Format:	SEC-Registered
Ranking:	Senior, Unsecured
Security Description:	5.375% Notes due May 19, 2036
Size:	$1,000,000,000
Price:	99.162% of face amount
Maturity Date:	May 19, 2036, unless earlier redeemed
Coupon:	5.375% per annum, Fixed, Semi-annual
Yield to Maturity:	5.485%
Benchmark Treasury:	UST 4.125% due February 15, 2036
Benchmark Treasury Price and Yield:	97-10+;4.465%
Spread to Benchmark Treasury:	102 bps
Interest Payment Dates:	May 19 and November 19, commencing November 19, 2026
Total Net Proceeds Before Expenses:	The net proceeds of the Notes offering, after deduction of the underwriting discount of approximately $4,500,000, amount to approximately $987,120,000.
Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering for general corporate purposes.
Optional Redemption:	(i) make-whole call, in whole or in part, at any time prior to the Par Call Date and (ii) on or after the Par Call Date, in whole or in part, at a redemption price equal to 100% of the principal amount, in each case plus accrued and unpaid interest thereon, if any, up to (but excluding) the redemption date.
Redemption for Taxation Reasons:	ArcelorMittal may redeem all but not in part of the Notes for one or more certain taxation reasons (each as described in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest (including any additional amounts) thereon, if any, up to (but excluding) the redemption date.
Change of Control:	101%
Make-whole Spread:	T+20 bps
Par Call Date:	February 19, 2036
Trade Date:	May 12, 2026
Settlement Date:	T+5; May 19, 2026
CUSIP:	03938LBM5
ISIN:	US03938LBM54
Denominations/Multiple:	$2,000 x $1,000
Expected Security Ratings*:	Baa2 / BBB (Moody’s / S&P)
Underwriters:

Joint Book-Running Managers

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Santander US Capital Markets LLC

Standard Chartered Bank AG

Listing:	None
Governing Law:	The indenture and the Notes will be governed by the laws of the State of New York. The provisions of articles 470-1 to 470-19 of the Luxembourg law of August 10, 1915, on commercial companies, as amended, do not apply to the Notes

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by calling collect: 1-212-834-4533; BofA Securities, Inc. by calling toll-free: 1-800-294-1322; Citigroup Global Markets Inc. by calling toll-free: 1-800-831-9146; Goldman Sachs & Co. LLC by calling toll-free:1-866-471-2526; HSBC Securities (USA) Inc. by calling toll-free: 1-866-811-8049; Santander US Capital Markets LLC by calling toll-free: 1-855-403-3636; Standard Chartered Bank AG by calling: +44 2078 855739.

MiFID II/UK MiFIR professionals/ECPs-only/No PRIIPs KID or CCI product summary—Manufacturer Target Market (MiFID II Product Governance/UK MiFIR Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) or CCI product summary has been prepared as not available to retail in EEA or UK.

The underwriters expect to deliver the Notes on or about May 19, 2026, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the Notes (this settlement cycle is being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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